 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)1

Xenon Pharmaceuticals Inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

98420N105
(CUSIP Number)

March 27, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,108,474(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,108,474(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,108,474(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 772,006 shares of Common Stock currently issuable upon conversion of 772,006 shares of Series 1 Preferred (defined in Item 4). Excludes 565,994 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation (defined in Item 4). As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

2

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		216,694(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

216,694(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,694(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 861,000 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

3

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		59,464(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

59,464(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,464(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%(1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 238,000 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

4

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		59,464(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

59,464(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,464(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 238,000 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

5

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,492,836(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,492,836(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,492,836(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 772,006 shares of Common Stock currently issuable upon conversion of 772,006 shares of Series 1 Preferred. Excludes 2,095,994 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

6

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,492,836(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,492,836(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,492,836(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 772,006 shares of Common Stock currently issuable upon conversion of 772,006 shares of Series 1 Preferred. Excludes 2,095,994 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

7

CUSIP NO. 98420N105

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,492,836(1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,492,836 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,492,836(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%(1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 772,006 shares of Common Stock currently issuable upon conversion of 772,006 shares of Series 1 Preferred. Excludes 2,095,994 shares of Common Stock underlying certain shares of Series 1 Preferred currently not convertible due to the Beneficial Ownership Limitation. As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate.

8

CUSIP NO. 98420N105

Item 1(a).	Name of Issuer:

Xenon Pharmaceuticals Inc., incorporated in 1996 under the British Columbia Business Corporations Act and continued federally in 2000 under the Canada Business Corporation Act (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

200-3650 Gilmore Way

Burnaby, British Columbia

Canada V5G 4W8

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP NO. 98420N105

Item 2(d).	Title of Class of Securities:

Common Shares, no par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

98420N105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIP NO. 98420N105

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 2,868,000 shares of Series 1 Preferred Shares, (the “Series 1 Preferred”) convertible for an aggregate of 2,868,000 shares of Common Stock. Each share of Series 1 Preferred is convertible into one share of Common Stock. The Series 1 Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), in excess of 9.99% of the number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”). As of the close of business on March 29, 2018, the Beneficial Ownership Limitation limits the aggregate conversion of Series 1 Preferred by the Reporting Persons to 772,006 out of the 2,868,000 shares of Common Stock underlying the Series 1 Preferred owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 772,006 shares of Series 1 Preferred owned by BVF would be converted and the remaining 565,994 shares of Series 1 Preferred owned by BVF, the 861,000 shares of Series 1 Preferred owned by BVF2, the 238,000 shares of Series 1 Preferred owned by Trading Fund OS and the 431,000 shares of Series 1 Preferred held in certain of the Partners managed accounts (the “Partners Managed Accounts”) would not be converted, thereby bringing the Reporting Persons to the Beneficial Ownership Limitation.

As of the close of business on March 29, 2018 (i) BVF beneficially owned 1,108,474 shares of Common Stock, (ii) BVF2 beneficially owned 216,694 shares of Common Stock, and (iii) Trading Fund OS beneficially owned 59,464 shares of Common Stock.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 59,464 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,492,836 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, including 108,204 shares of Common Stock held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,492,836 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,492,836 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (i) 14,171,301 shares of Common Stock outstanding, as of March 27, 2018, as disclosed in the Issuer’s Current Report filed on Form 8-K with the Securities and Exchange Commission on March 28, 2018 and (ii) 772,006 shares of Common Stock that may be acquired upon the conversion of certain shares of Series 1 Preferred owned by the Reporting Persons.

11

CUSIP NO. 98420N105

As of the close of business on March 29, 2018 (i) BVF beneficially owned approximately 7.4% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 1.5% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 16, 2016.

12

CUSIP NO. 98420N105

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 98420N105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2018

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

14